[redacted]律師事務所

10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏愨道10號
和記大廈14樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

Asia Pacific
Bangkok
Beijing
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Washington, DC

February 7, 2007

Our ref: 32002208-000003

By Hand

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Mail stop 0405-Attention to Susan Min (202)-9421951

SUPPL

Ladies and Gentlemen,

Re: China Shipping Container Lines Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-34857)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated February 5, 2007, copies of which are enclosed with this letter (A list of index provided in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2312 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Joyce Yip

PROCESSED
FEB 16 2007
THOMSON FINANCIAL

Encl.

ANDREW J.L. AGLIONBY
BRIAN BARRON
EDMOND CHAN
ELSA S.C. CHAN
RICO W.K. CHAN
BARRY W.M. CHENG
MILTON CHENG
DEBBIE F. CHEUNG
PEGGY P.Y. CHEUNG
CHEUNG YUK-TONG
STEPHEN R. ENO*
DAVID FLEMING
GEORGE FORRAI*
DOROTHEA KOO
WILLIAM KUO
HARVEY LAU
ANGELA W.Y. LEE**
LAWRENCE LEE
NANCY LEIGH
ANITA P.F. LEUNG
CHEUK YAN LEUNG
LI CHIANG LING
JACKIE LO
ANDREW W. LOCKHART
LOO SHIH YANN
JASON NG
MICHAEL A. OLESNICKY
ANTHONY K.S. POON*
GARY SEIB
JACQUELINE SHEK
STEVEN SIEKER
CHRISTOPHER SMITH
DAVID SMITH
ANDREW TAN
TAN LOKE KHOON
PAUL TAN
POH LEE TAN
CYNTHIA TANG**
KAREN TO
TRACY WUT
RICKY YIU

REGISTERED FOREIGN LAWYERS
SCOTT D. CLEMENS (NEW YORK)
JOHN V. GROBOWSKI (WASHINGTON, DC)
STANLEY JIA (NEW YORK)
ANDREAS W. LAUFFS (NEW YORK; GERMANY)
WON LEE (NEW YORK)
FLORENCE LI (NEW YORK)
JULIE JIMMERSON PENG (CALIFORNIA)
ALLEN SHYU (ILLINOIS)
JOSEPH T. SIMONE (CALIFORNIA)
HOWARD WU (CALIFORNIA)
SIMONE W. YEW (CALIFORNIA)
WINSTON K.T. ZEE (WASHINGTON, DC)

*Notary Public
**China Appointed Attesting Officer

Annex 1

A List of Documents Made Public in connection with the Listing since our last submission on February 5, 2007:

1. Announcement in relation to a proposed share acquisition, released on February 6, 2007, in English and in Chinese.

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

B5

SOUTH CHINA MORNING POST - 6 FEB 2007

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

中海集裝箱運輸股份有限公司

China Shipping Container Lines Company Limited*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 2866)

ANNOUNCEMENT

This announcement is made at the request of The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**"). The board of directors (the "**Board**") of China Shipping Container Lines Company Limited (the "**Company**") has noted today's increases in the share price and trading volume of the shares of the Company.

One of the Company's subsidiaries is in the course of negotiating with a connected person of the Company in relation to a proposed acquisition of shares of a company. Such proposed share acquisition is still at its negotiation stage and no agreement has been reached by the parties at this stage. It is currently expected that the proposed share acquisition will not constitute a notifiable transaction under Chapter 14 of The Rules Governing the Listing of Securities on the Stock Exchange (the "**Listing Rules**"), but will constitute a connected transaction under the Listing Rules.

Save as aforesaid, the Board is not aware of any reasons for such increases in the share price and trading volume of the shares of the Company. Further announcement(s) will be made if necessary pursuant to the Listing Rules.

Save for the above, the Board confirms that there are no negotiations or agreements relating to acquisitions or realizations of assets and other transactions which are discloseable under Rule 13.23 of the Listing Rules, neither is the Board aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

The proposed share acquisition transaction may or may not proceed. Shareholders of the Company and potential investors are reminded to exercise caution when dealing in the shares of the Company.

By order of the Board of
China Shipping Container Lines Company Limited
Ye Yumang
Company Secretary

Shanghai, the People's Republic of China
5 February 2007

The Board as at the date of this announcement comprises of Mr. Li Shaode, Mr. Jia Hongxiang, Mr. Huang Xiaowen and Mr. Zhao Hongzhou, being executive directors, Mr. Zhang Jianhua, Mr. Wang Daxiong, Mr. Zhang Guofa, Mr. Yao Zuozhi and Mr. Xu Hui, being non-executive directors, and Mr. Hu Hanxiang, Mr. Gu Nianzu, Mr. Wang Zongxi and Mr. Lam Siu Wai, Steven, being independent non-executive directors.

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "China Shipping Container Lines Company Limited".*

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

香港經濟日報 A42 6 FEB 2007

香港聯合交易所有限公司對本公告之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不會就因本公告全部或任何部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

中海集裝箱運輸股份有限公司
China Shipping Container Lines Company Limited*

(於中華人民共和國註冊成立的股份有限公司)

(股票代號：2866)

公告

本公告乃應香港聯合交易所有限公司(「**聯交所**」)之要求而發表。中海集裝箱運輸股份有限公司(「本公司」)董事會(「**董事會**」)注意到今日本公司之股價及成交量均告上升。

本公司其中一家附屬公司正就擬收購一家公司之股份與本公司一名關連人士進行磋商。該擬進行之股份收購仍在磋商階段，目前有關方並未達成任何協議。目前預期該等擬進行之股份收購將不會構成聯交所證券上市規則(「**上市規則**」)第14章之須予公布之交易，惟將構成上市規則項下之關連交易。

除上文所述者外，董事會並不知悉導致本公司股份及成交量上升之任何原因。如有需要，將根據上市規則另行刊發公告。

除上文所述者外，董事會確認概無任何有關收購或變現資產及其他交易之磋商或協議須根據上市規則第13.23條須予以披露，董事會亦不知悉任何屬於或可能屬於影響股價之事宜為根據上市規則第13.09條規定之一般責任而須予以披露。

擬進行之股份收購可能會或可能不會進行。本公司股東及有意投資者在買賣本公司股份時務須審慎行事。

承董事會命
中海集裝箱運輸股份有限公司
公司秘書
葉宇芒

中華人民共和國上海
二零零七年二月五日

於本公告刊發日期，董事會成員包括執行董事李紹德先生、賈鴻祥先生、黃小文先生及趙宏舟先生、非執行董事張建華先生、王大雄先生、張國發先生、姚作芝先生及徐輝先生，獨立非執行董事胡漢湘先生、顧念祖先生、汪宗熙先生及林兆偉先生。

* *本公司根據香港法例第32章公司條例第XI部以其中文名稱及英文名稱「China Shipping Container Lines Company Limited」登記為一家海外公司。*

貝克・麥堅時律師事務所

10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏愨道10號
和記大廈14樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

February 5, 2007

Our ref: 32002208-000003

By Courier

Mr. Nathaniel Douglas
Baker & McKenzie
9th Floor,
815 Connecticut Avenue, N.W.
Washington, D.C. 20006-4078
U.S.A.

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Dear Nathan,

Enclosed is a letter from us, on behalf of China Shipping Container Lines Company Limited, to the Securities and Exchange Commission, attaching the materials to be furnished pursuant to Rule 12g3-2(b).

Please kindly submit the letter and the attached materials to the Commission (Mail stop 0405-Attention to Susan Min (202)-9421951) as soon as possible. Please also obtain a file-stamped copy of the transmittal letter and send it back to us. Thank you in advance.

Yours sincerely,

Joyce Yip

Encl.

貝克·麥堅時律師事務所

10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏慤道 10 號
和記大廈 14 樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

February 5, 2007

Our ref: 32002208-000003

By Hand

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Mail stop 0405-Attention to Susan Min (202)-9421951

Ladies and Gentlemen,

Re: China Shipping Container Lines Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-34857)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated January 29, 2007, copies of which are enclosed with this letter (A list of index provided in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2312 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

~~Very truly yours,~~

Joyce Yip

Encl.

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Annex 1

A List of Documents Made Public
in connection with the Listing since our last submission on January 29, 2007:

1. Announcement of Major Transaction – Construction of New Vessels, released on February 5, 2007, in English and in Chinese; and
2. Announcement of Written Resolutions Passed at the Second Board Meeting of 2007, released on February 5, 2007, in English and in Chinese.

CHINA SHIPPING DEVELOPMENT COMPANY LIMITED

中海發展股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 1138)

MAJOR TRANSACTION
CONSTRUCTION OF NEW VESSELS

On 2nd February, 2007, CS Development Hong Kong entered into the Agreements with Guangzhou Longxue for the construction of four VLOCs each of 230,000 dead weight tons for the transportation of iron ores. The total consideration for the construction of the VLOCs is approximately US$323,200,000 (equivalent to approximately HK$2,504,800,000).

The entering into of the Agreements (which, for the purpose of the Listing Rules, will be aggregated with the agreements for the construction of four tankers of 42,000 dead weight tons each between the Company and Guangzhou Shipyard and the agreements for the construction of four tankers of 308,000 dead weight tons each between the Company and Guangzhou Longxue, details of which were contained in the Company's announcements dated and 31st March 2006 and 30th October 2006 respectively) constitutes a major transaction of the Company under the Listing Rules. A circular giving details of the transaction under the Agreements, together with a notice convening the EGM, will be despatched to Shareholders in due course.

The Agreement

On 2nd February, 2007, CS Development Hong Kong entered into the Agreements with Guangzhou Longxue for the construction of four VLOCs each of 230,000 dead weight tons for the transportation of iron ore. The total consideration for the construction of the VLOCs is approximately US$323,200,000 (equivalent to approximately HK$2,504,800,000). The consideration is determined by reference to the market price of vessels of similar sizes and function. The Agreements were entered into after trading hours of 2nd February 2007.

On 31st March 2006, the Company has entered into agreements with Guangzhou Shipyard for the construction of four tankers of 42,000 dead weight tons each, details of which were contained in the Company's discloseable transaction announcement dated 31st March 2006. On 28th October 2006, the Company has entered into agreements with Guangzhou Longxue for the construction of four tankers of 308,000 dead weight tons each, details of which were contained in the Company's major transaction announcement dated 30th October 2006. In the 12 months prior to the date of this announcement there were no other transactions between the Company and CSSC and its associates which require aggregation under Rule 14.22 of the Listing Rules. On 22nd May 2006 Shanghai Times Shipping Company, a jointly-controlled entity of the Company, entered into four construction agreements with CSSC and Chengxi Shipyard for the construction of four cargo vessels of each of 53,000 dead weight tons, details of which were contained in the Company's announcement dated 23rd May 2006. As the results of Shanghai Times Shipping Company are not consolidated as a subsidiary into the results of the Company, the transactions under those construction agreements do not require aggregation.

To the best of the Directors' knowledge, information and belief having made all reasonable enquiries, CSSC is a state-owned Chinese shipbuilder, Guangzhou Longxue is a wholly-owned subsidiary of CSSC and Guangzhou Shipyard is an associate of CSSC. For the purpose of the Listing Rules, these transactions will be aggregated with the transactions contemplated by the Agreements. Accordingly, the entering into of the Agreements constitutes a major transaction of the Company under Chapter 14 of the Listing Rules.

To the best of the Directors' knowledge, information and belief having made all reasonable enquiries, Guangzhou Longxue and its ultimate beneficial owners are independent third owners not connected with the Company and its connected persons (as defined in the Listing Rules).

The Directors (including the Independent non-executive Directors) consider that the terms of the Agreement are determined on an arm's length basis, on normal commercial terms and fair and reasonable and in the interests of the Company and the Shareholders as a whole.

Terms of the Agreements

The prices of the VLOCs will be payable in Renminbi. Relevant payments under each of the Agreements will be payable in 5 instalments at various stages of the construction of the relevant vessel:

(i) for the first instalment, to pay 20% of the price within 3 business days after the Agreements become effective;

(ii) for the second, third and fourth instalment, to pay 20% of the price within 7 business days of the receipt of the relevant invoice issued by Guangzhou Longxue; and

(iii) for the final instalment, to pay 20% of the price within 7 business days of the receipt of all documentation in relation to completion of the relevant VLOC by Guangzhou Longxue.

The expected delivery date for each of the VLOCs is on or before 31 December 2009, 30 April 2010, 31 July 2010 and 31 December 2010 respectively.

Each of the four Agreements provides that there will be no adjustment in the price of the relevant VLOC if the delivery is delayed for a period not exceeding 30 days respectively. If the delay exceeds such period of time but does not exceed 210 days respectively, there will be a reduction in the price of the relevant VLOC determined on the basis of the extent of the delay. The reduction in the price will be calculated based on a daily reduction rate ranging from US$11,300 per day to US$18,400 per day (depending on the extent of the delay), subject to a total maximum reduction of US$2,970,000. Under the four Agreements, delay will be permitted on account of force majeure events.

If the delay exceeds 210 days respectively, unless the parties agree otherwise, CS Development Hong Kong has the right to accept delivery of the relevant VLOC with a reduction in price of US$2,970,000 or refuse to accept delivery of the relevant VLOC in which case all payments paid under the relevant Agreement together with interests will be refunded to CS Development Hong Kong.

The Agreements are conditional upon the approval of the Shareholders of the Company at the EGM.

Financing Terms

The construction of the VLOCs will be funded by the Company as to approximately 80% of the price by bank borrowings and approximately 20% of the price by internal resources.

Information about the Group

The business scope of the Group includes: coastal, ocean and Yangtze River cargo transportation, container transportation, oil transportation, chartering, cargo agency and cargo transportation agency. The Directors are optimistic of the demand in the iron ore transportation market and its persistent growth in the coming years. In addition, the Company has entered into long-term contracts of affreightment for shipping of imported iron ore with China Shougang International Trade & Engineering Corp. and Bao Steel Company Limited respectively, details of which were contained in the Company's announcements dated 27th October, 2006 and 26th January 2007 respectively. The Directors are of the view that the construction and ownership of the VLOCs will enable the Group to take advantage of the business opportunities in the shipping market, enjoy economies of scale, optimize its overall route arrangements and improve its operating efficiency and profitability.

Under the Listing Rules, the entering into of the Agreements (which, for the purpose of the Listing Rules, will be aggregated with the agreements for the construction of four tankers of 42,000 dead weight tons each between the Company and Guangzhou Shipyard and the agreements for the construction of four tankers of 308,000 dead weight tons each between the Company and Guangzhou Longxue, details of which were contained in the Company's announcements dated and 31st March 2006 and 30th October 2006 respectively) constitutes a major transaction of the Company. A circular giving details of the transactions under the Agreements as well as a notice convening the EGM will be dispatched to the Shareholders in due course. China Shipping (Group) Company, the controlling Shareholder of the Company, does not have and, as far as the Directors are aware, no other Shareholder has a material interest in the transaction. As such, no Shareholder will be required under the Listing Rules to abstain from voting on the Agreements at the EGM.

Definitions

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:-

"Agreements"	four agreements all dated 2nd February, 2007, each of which is entered into between Guangzhou Longxue and CS Development Hong Kong for the construction of one VLOC (for a total of four VLOCs) for the transportation of iron ore
"Company"	China Shipping Development Company Limited (中海發展股份有限公司), a joint stock limited company established in the PRC, the H shares of which are listed on The Stock Exchange of Hong Kong Limited
"CS Development Hong Kong"	China Shipping Development (Hong Kong) Marine Co., Limited (中海發展香港航運有限公司), a wholly-owned subsidiary of the Company
"CSSC"	China State Shipbuilding Corporation* (中國船舶工業集團公司), a Chinese shipbuilder. To the best of the Directors' knowledge, information and belief having made all reasonable enquiries, CSSC and its ultimate beneficial owners are independent third parties not connected with the Company and its connected persons (as defined under the Listing Rules)
"Directors"	directors of the Company
"EGM"	extraordinary general meeting of the shareholders to be convened by the Company to consider and, if thought fit, to approve the Agreements
"Group"	the Company and its subsidiaries
"Guangzhou Longxue"	CSSC Guangzhou Longxue Shipbuilding Co., Ltd* (廣州中船龍穴造船有限公司), a Chinese shipbuilder. To the best of the Directors' knowledge, information and belief having made all reasonable enquiries, Guangzhou Longxue and its ultimate beneficial owners are independent third parties not connected with the Company and its connected persons (as defined under the Listing Rules)
"Guangzhou Shipyard"	Guangzhou Shipyard International Company Limited* (廣州廣船國際股份有限公司), a Chinese shipbuilder. To the best of the Directors' knowledge, information and belief having made all reasonable enquiries, Guangzhou Shipyard and its ultimate beneficial owners are independent third parties not connected with the Company and its connected persons (as defined under the Listing Rules)
"HK$"	Hong Kong dollars, the lawful currency of the Hong Kong Special Administrative Region of the PRC
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"PRC"	The People's Republic of China
"Shareholder(s)"	holders of share(s) of the Company
"US$"	United States dollars, the lawful currency of the United States of America
"VLOC(s)"	Very Large Iron Ore Carrier(s)

* *For identification purpose only*

By Order of the Board of Directors
China Shipping Development Company Limited
Yao Qiaohong
Company Secretary

Shanghai, the People's Republic of China
2 February, 2007

As at the date of this announcement, the Board of Directors of the Company comprises of Mr. Li Shaode, Mr. Lin Jianqing, Mr. Wang Daxiong, Mr. Zhang Guofa, Mr. Mao Shijia and Mr. Wang Kunhe as executive Directors, Mr. Yao Zhozhi as non-executive Director and Mr. Ma Xun, Mr. Xie Rong, Mr. Hu Honggao and Mr. Zhou Zhanqun as independent non-executive Directors.

The exchange rate adopted in this announcement for illustration purpose only is US$1.00 = HK$7.75.

中海發展股份有限公司
CHINA SHIPPING DEVELOPMENT COMPANY LIMITED

(於中華人民共和國註冊成立的股份有限公司)
(股份代號：1138)

主要交易
建造船舶

於二零零七年二月二日，中海發展香港與廣州龍穴簽訂協定，建造四艘單船運載量為230,000載重噸可供運送鐵礦砂之超大型礦砂船。建造該四艘超大型礦砂船之總代價為三億二千三百二十萬美元(約相等於二十五億四百八十萬港元)。

根據上市規則，簽訂協定(就上市規則而言，該協定將與本公司與廣州船廠簽訂建造四艘單船運載量為42,000載重噸油輪之協定，以及與廣州龍穴簽訂建造四艘單船運載量為308,000載重噸油輪之協定(其詳情已分別於本公司於日期為二零零六年三月三十一日及二零零六年十月三十日之公告中公佈)進行合併計算)構成本公司之主要交易。載有協定之交易詳情連同特別股東大會通告之通函將於適當時間寄發予股東。

協定

於二零零七年二月二日，中海發展香港與廣州龍穴簽訂協定，建造四艘單船運載量為230,000載重噸可供運送鐵礦砂之超大型礦砂船。建造該四艘超大型礦砂船之總代價為三億二千三百二十萬美元(約相等於二十五億四百八十萬港元)。代價乃參考類似載量及功能之船舶市價釐定。協定乃於二零零七年二月二日交易時間後訂立。

於二零零六年三月三十一日，本公司與廣州船廠簽訂協定，建造四艘單船運載量為42,000載重噸油輪，其詳情已載於本公司於日期為二零零六年三月三十一日之須予披露交易公告中。於二零零六年十月二十八日，本公司與廣州龍穴簽訂協定，協定建造四艘單船運載量為308,000載重噸油輪，其詳情已載於本公司於日期為二零零六年十月三十日之主要交易公告中。於本公告刊發前12個月，本公司與中船集團及其聯繫人之間並無進行其他交易而須根據上市規則第14.22條進行合併計算。於二零零六年五月二十二日，本公司共同控制實體上海時代航運有限公司與中船集團及澄西船舶修造廠就建造四艘53,000載重噸散貨船訂立四份建造協定，有關詳情載於本公司於日期為二零零六年五月二十三日之公告。由於上海時代航運有限公司之業績並無作附屬公司綜合至本公司業績，故該等建造協定項下之交易毋須進行合併計算。

董事經作出一切合理查詢後所深知、盡得之資料及深信，中船集團為一國有中國造船公司，廣州龍穴為中船集團之全資附屬公司，廣州船廠為中船集團之關聯人士。根據上市規則，該等交易將與協定項下擬進行之交易合併計算。據此，簽訂協定根據上市規則第十四章構成本公司之主要交易。

董事經作出一切合理查詢後所深知、盡得之資料及深信，廣州龍穴及其最終實益擁有人均為獨立於本公司及其關連人士(定義見上市規則)之獨立第三方。

董事(包括獨立非執行董事)認為，協定之條款乃按公平基準及一般商業條款磋商後釐定，屬公平合理及符合本公司及股東整體之利益。

協定之條款

四艘超大型礦砂船之代價將以人民幣支付。根據各協定之有關付款分五期在相關船舶建造之不同階段支付：

(i) 第一期將於協定生效後三個工作天內支付代價之20%；

(ii) 第二、第三及第四期將於收到廣州龍穴發出有關發票後七個工作天內支付代價之20%；

(iii) 最後一期將於收到廣州龍穴完成建造相關超大型礦砂船之所有文件後七個工作天內支付代價之20%。

第一艘超大型礦砂船輪預期將於二零零九年十二月三十一日或之前交付。第二艘超大型礦砂船預期將於二零一零年四月三十日或之前交付。第三艘超大型礦砂船預期將於二零一零年七月三十一日或之前交付。第四艘超大型礦砂船預期將於二零一零年十二月三十一日或之前交付。

四份協定規定，相關超大型礦砂船的交船日延遲各自不超過30天，合同價格不作調整。如果超過上述期限，但各自不超過210天，相關超大型礦砂船各自的合同價格將根據延遲的具體期限進行扣減。扣減金額乃按每日11,300美元至每日18,400美元(視乎延遲的期限而定)的每日扣減率計算，最大扣減總金額為297萬美元。根據四份協定，發生不可抗力事件的情況應為可允許的延遲。

如果交船時間延遲超過210天，除非協定各方另行議定，否則，中海發展香港有權按照合同價扣減297萬美元的價格接受相關超大型礦砂船，或有權拒絕接受所交付的船舶，在此情況下，已支付的所有款項和利息應退還予中海發展香港。

協定須待本公司股東於特別股東大會上批准，方告作實。

融資條款

建造超大型礦砂船將由本公司提供資金，其中約80%代價將由銀行借款撥付，約20%則由內部資源撥付。

有關本集團之資料

本集團業務範圍包括：沿海、遠洋及長江貨物運輸、集裝箱運輸、油品運輸、租船、貨物代理及貨運代理。董事對中國進口鐵礦砂運輸市場於未來數年之需求感到樂觀。此外，本公司已分別與中國首鋼國際貿易工程公司及寶鋼股份有限公司簽署進口散裝鐵礦砂包運合同（其詳情已分別於本公司於日期為二零零六年十月二十七日及二零零七年一月二十六日之公告中公佈）。據此，董事認為在建造及擁有上述超大型礦砂船後，本集團更能充份爭取在航運業之商機，繼續擴大規模優勢，優化航線佈局以及提高經營效益及獲利能力。

根據上市規則，簽訂協定（就上市規則而言，該協定將與本公司與廣州船廠簽訂建造四艘單船運載量為42,000載重噸油輪之協定，以及與廣州龍穴簽訂建造四艘單船運載量為308,000載重噸油輪之協定（其詳情已分別於本公司於日期為二零零六年三月三十一日及二零零六年十月三十日之公告中公佈）進行合併計算）構成本公司之主要交易。載有協定之交易詳情連同特別股東大會通告之通函將於適當時間寄發予股東。中國海運（集團）總公司、本公司控股股東並無在該項交易中擁有重大利益，且據董事知悉，亦未有股東在該項交易中擁有重大利益。因此，根據上市規則，任何股東在特別股東大會上毋須就協定放棄投票權。

釋義

於本公告內，除文義另有所指外，下列詞語具有以下涵義：

「協定」	於二零零七年二月二日由廣州龍穴與中海發展香港各自就建造一艘可供運送鐵礦砂之超大型礦砂船（合共四艘超大型礦砂船）所簽訂的四份協定
「本公司」	中海發展股份有限公司，於中國成立之股份有限公司，其H股於香港聯合交易所有限公司上市
「中海發展香港」	中海發展香港航運有限公司，為本公司之全資附屬公司
「中船集團」	中國船舶工業集團公司，一家中國造船公司。就董事經作出一切合理查詢後所深知、盡得之資料及深信，中船集團及其最終實益擁有人為獨立於本公司及其關連人士（定義見上市規則）之獨立第三方。
「董事」	本公司之董事
「特別股東大會」	由本公司召開的特別股東大會，以考慮及酌情批准協定
「本集團」	本公司及其附屬公司
「廣州龍穴」	廣州中船龍穴造船有限公司，一家中國造船廠。就董事經作出一切合理查詢後所深知、盡得之資料及深信，廣州龍穴及其最終實益擁有人為獨立於本公司及其關連人士（定義見上市規則）之獨立第三方。
「廣州船廠」	廣州廣船國際股份有限公司，一家中國造船廠。就董事經作出一切合理查詢後所深知、盡得之資料及深信，廣州船廠及其最終實益擁有人為獨立於本公司及其關連人士（定義見上市規則）之獨立第三方。
「港元」	港元，中國香港特別行政區之法定貨幣
「上市規則」	香港聯合交易所有限公司證券上市規則
「中國」	中華人民共和國
「股東」	持有本公司股份之人士
「美元」	美元，美利堅合眾國之法定貨幣
「超大型礦砂船」	超大型礦砂船

承董事會命
中海發展股份有限公司
公司秘書
姚巧紅

中華人民共和國上海
二零零七年二月二日

於刊登本公告日期，本公司的董事會是由執行董事李紹德先生、林建清先生、王大雄先生、張國發先生、茅士家先生、王琨和先生，非執行董事姚作芝先生，以及獨立非執行董事馬澤先生、謝榮先生、胡鴻高先生及周佔群先生所組成。

本公告所採納之匯率為1.00美元兑7.75港元（僅供參考）。

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

CHINA SHIPPING DEVELOPMENT COMPANY LIMITED
中海發展股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock code: 1138)

WRITTEN RESOLUTIONS PASSED AT THE SECOND BOARD MEETING OF 2007

The Board is pleased to announce that the Directors adopted the written resolutions in lieu of a physical meeting on 2 February 2007, during which the resolutions set out below were duly passed.

The board of directors (the "**Board**") of China Shipping Development Company Limited is pleased to announce that the Directors adopted the written resolutions (the "**Written Resolutions**") on 2 February 2007 in lieu of a physical meeting.

The Written Resolutions were duly passed in accordance with the relevant provisions of the Company Law of the People's Republic of China (the "**PRC**") and the articles of association of the Company. The following resolutions were duly passed:

1. It is agreed that four new very large ore carriers ("**VLOCs**") each of 230,000 dead weight tons will be built, subject to approval of shareholders of the Company in general meeting.

   The Board has agreed that China Shipping Development (Hong Kong) Marine Co., Limited ("**CS Development Hong Kong**"), a wholly-owned subsidary of the Company, will contract with CSSC Guangzhou Longxue Shipbuilding Co., Ltd.* (廣州中船龍穴造船有限公司) ("**Guangzhou Longxue**") to construct four new VLOCs each of 230,000 dead weight tons for an aggregate price of US$323.2 million.

   CS Development Hong Kong has signed the relevant construction agreements with Guangzhou Longxue on even date. Please refer to the relevant announcement issued by the Company of even date for further details.

2. It is approved that the oil tanker "Jianshe 5" will be sold to Mr. Liang Wenjie, an independent third party, at a price of RMB8.6 million.

3. It is approved that the oil tanker "Jianshe 6" will be sold to Hui Long Hang Shipping Co. Ltd.* (惠隆行海運有限公司) in Shenzhen, an independent third party, at a price of RMB8.8 million.

4. It is approved that the oil tanker "Jianshe 22" will be sold to Quanzhou Zhanxing Shipping Company Ltd.* (泉州展興船務有限公司), an independent third party, at a price of RMB9.5 million.

   The three oil tankers "Jianshe 5", "Jianshe 6" and "Jianshe 22" (collectively, the "**Vessels**") are 5,000 tonne grade product carriers built in 1986, 1986 and 1988 respectively. As the Vessels were built in accordance with the construction standards at that time, the Vessels have various intrinsic defects in fire prevention, explosion prevention and equipment configuration. With the existence of various potential safety hazards, the Vessels do not meet the requirements of the Company's safety hazard standards. In addition, as the Vessels' equipment is outdated, the Vessels have incurred high maintenance expenses in recent years. As a result, the Vessels have operated at a loss in recent years. In summary, taking into account the safety management of the Vessels, the operating efficiency of the Vessels and the direction for the development of the Company's fleet, the Board has approved the sale of the Vessels as second-hand vessels.

   The Vessels have been valued by China Tong Cheng Appraisal Co., Ltd.* (中通誠資產評估有限公司), a qualified Chinese valuer, to have the net values of approximately RMB3,727,300, RMB3,727,300 and RMB4,210,400 respectively as at 31 August 2006, the valuation basis date. The fair values of the Vessels are RMB9,073,600, RMB9,053,200 and RMB9,845,500 respectively. The sale prices of the Vessels are RMB8,600,000, RMB8,800,000 and RMB9,500,000 respectively.

5. It is approved that the oil tanker "Daqing 44" will be sold to Cangshan Ship Dismantling Company Ltd.* (蒼山拆船有限公司) in Xinhui, Jiangmen, an independent third party, at a price of RMB18,262,289.81.

   The oil tanker "Daqing 44" was built at Dalian Shipyard and started its operations on 1 February 1976. It has operated for almost 31 years. Pursuant to the Order No.8 "Regulations on the Management of Old Transportation Vessels" issued by the Ministry of Communications in 2006, the tanker is required to be dismantled. Following price enquiries, it has been agreed that the tanker will be sold to Cangshan Chaichuan Company Ltd. in Xinhui, Jiangmen, an independent third party. It has also been agreed that the tanker can only be dismantled but cannot be resold or used for any other purpose. As at 31 December 2006, the tanker had a net value of approximately RMB1,820,000.

   The Company targets to develop a large-scale professional fleet. The sale of the oil tankers "Jianshe 5", "Jianshe 6" and "Jianshe 22" and the dismantle of the tanker "Daqing 44" are in line with the Company's overall restructuring plan for its vessels.

6. It is approved that Mr. Ma Zehua ("**Mr. Ma**") is nominated for appointment as executive director, subject to approval by shareholders in general meeting.

   Pursuant to the recommendation made by China Shipping (Group) Company, the controlling shareholder of the Company, it is intended that Mr. Ma be appointed as a new executive director.

   The details of Mr. Ma will be set out in the notice of the general meeting in compliance with Rule 13.51(2) of the Listing Rules.

7. Approval of the reappointment of the Company's senior management In view of the expiry of the term of office of the Company's senior management members on 31 December 2006, Mr. Mao Shijia, Mr. Wang Kunhe, Mr. Wang Kangtian and Ms. Yao Qiaohong, the Board has approved:

   1. the reappointment of Mr. Mao Shijia as the Company's General Manager;
   2. the reappointment of Mr. Wang Kunhe as the Company's Deputy General Manager;
   3. the reappointment of Mr. Wang Kangtian as the Company's Deputy General Manager and Chief Accountant;
   4. the reappointment of Ms. Yao Qianhong as the Company's Sectary to the Board;

   The term of the reappointments shall be from 1 January 2007 until 31 December 2009.

8. Approval of the appointment of Mr. Tan Weixin as the Company's Deputy General Manager.

   Pursuant to the recommendation made by China Shipping (Group) Company, the controlling shareholder of the Company, the Board has approved the appointment of Mr. Tan Weixin as the Company's Deputy General Manager with the term of office commencing from the date of approval by the Board until 31 December 2009.

   All of the four independent non-executive directors of the Company consider that Mr. Tan Weixin has the appropriate qualifications to be the Company's Deputy General Manager and that the nomination procedure has complied with the requirements of the relevant laws and regulations and the articles of association of the Company. They agreed to the appointment of Mr. Tan Weixin as the Company's Deputy General Manager.

This announcement has been made pursuant to the requirements for the immediate release of information of Rule 13.09(2) of the Listing Rules. The Company's A Shares are listed on the Shanghai Stock Exchange which has requested the Company to issue an announcement similar to this announcement.

By order of the Board
China Shipping Development Company Limited
Yao Qiaohong
Company Secretary

Shanghai, the PRC
2 February 2007

* *For identification purpose only*

As at the date of this announcement, the Board of Directors of the Company is comprised of Mr. Li Shaode, Mr.Lin Jianqing, Mr. Wang Daxiong, Mr. Zhang Guofu, Mr. Mao Shijia and Mr. Wang Kunhe as executive directors, Mr. Yao Zuozhi as non-executive director, Mr. Ma Xun, Mr. Xie Rong, Mr. Hu Honggao and Mr. Zhou Zhanqun as independent non-executive directors.

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

中海發展股份有限公司
CHINA SHIPPING DEVELOPMENT COMPANY LIMITED

(於中華人民共和國註冊成立的股份有限公司)
(股份代號：1138)

2007年董事會第二次會議通過之書面決議案

董事會欣然宣布，於2007年2月2日董事採用書面決議案的方式代替召開實質會議。於會議上，已正式通過下文所載之決議案。

中海發展股份有限公司之董事會(「董事會」)欣然公布，董事採用書面決議案(「書面決議案」)的方式代替召開實質會議。

書面決議案已根據中華人民共和國(「中國」)公司法和公司章程之有關規定正式通過以下事項：

一、同意新建四艘23萬載重噸超大型礦砂船，惟須經本公司股東在股東大會上批准後，方可作實。

董事會同意本公司全資附屬公司中海發展(香港)航運有限公司(「中海發展香港」)以總價32,320萬美元在中船龍穴造船有限公司(「廣州龍穴」)新造四艘23萬噸超大型礦砂船。

中海發展香港已於同日與廣州龍穴簽署建造合同。詳情請參考本公司同日發布的《建造船舶公告》。

二、批准將油輪「建設5」以人民幣860萬元價格售予獨立第三方廣東梁文杰先生。

三、批准將油輪「建設6」以人民幣880萬元價格售予獨立第三方深圳市惠隆行海運有限公司。

四、批准將油輪「建設22」以人民幣950萬元價格售予獨立第三方泉州展興船務有限公司。

「建設5」輪、「建設6」輪和「建設22」輪(合稱「該等船舶」)是分別建造於1986年、1986年、1988年的五千噸級成品油輪，由於建造標準按當時的船舶規範設計，該等船舶在防火、防爆以及設備配置上均存在先天性的缺陷，目前存在諸多安全隱患，不符合本公司消除安全隱患的目標要求。此外，由於該等船舶設備老化，近年來該輪仍然維持高額維修費用，導致該等船舶近年來一直處於虧損狀態。綜上所述，考慮到船舶的安全管理、船舶經營效益以及本公司船隊的發展方向等因素，董事會批准將該等船舶作為二手船出售。

經合資格中國估值師—中通誠資產評估有限公司評估，於2006年8月31日評估基準日，該等船舶的淨值分別約為人民幣372.73萬、372.73萬和421.04萬元，評估值分別為人民幣907.36萬、905.32萬和984.55萬元。此次出售價格分別為人民幣860萬、880萬和950萬元。

五、批准將油輪「大慶44」以人民幣18,262,289.81元價格售予獨立第三方江門市新會區蒼山拆船有限公司。

「大慶44」輪於1976年2月1日在大連造船廠建成並投入營運，至今已達31年船齡。根據交通部2006年第8號令《老舊運輸船舶管理規定》，需強制報廢。經市場詢價，同意將該輪售予獨立第三方江門市新會區蒼山拆船有限公司，並約定只可拆解，不得轉售或改作它用。截至2006年12月31日，該輪的淨值約為人民幣182萬元。

本公司將大力發展大型化、規模化、專業化船隊，此次將油輪「建設5」、「建設6」、「建設22」出售及將「大慶44」輪拆解符合本公司船隊結構調整的總體安排。

六、批准提名委任馬澤華先生(「馬先生」)為執行董事，惟須經本公司股東在股東大會上批准後，方可作實。

根據本公司控股股東—中國海運(集團)總公司的推薦，擬增補馬先生為本公司執行董事。

為遵照上市規則第13.51(2)條的規定，馬先生的有關詳情將載於本公司臨時股東大會的有關通告內。

七、批准續聘公司高級管理人員。

鑒於公司高級管理人員茅士家先生、王琨和先生、王康田先生、姚巧紅女士的任期已於2006年12月31日到期，董事會批准：

1、 續聘茅士家先生任公司總經理；

2、 續聘王琨和先生任公司副總經理；

3、 聘任王康田先生任公司副總經理兼總會計師；

4、 續聘姚巧紅女士任公司董事會秘書。

上述人員的任期自2007年1月1日始至2009年12月31日止。

八、批准聘任談偉鑫先生為公司副總經理。

根據本公司控股股東—中國海運(集團)總公司的推薦，董事會批准聘任談偉鑫先生任公司副總經理，任期自董事會批准之日始至2009年12月31日止。

本公司四位獨立董事均認為談偉鑫先生符合任職本公司副總經理的條件，提名程序符合有關法律法規和本公司的公司章程的規定，同意聘任談偉鑫先生為公司副總經理。

本公告乃遵照上市規則第13.09(2)條之即時發放資料規定而作出。本公司之A股在上海證券交易所上市，上海證券交易所已要求本公司作出類似本公告之公告。

承董事會命
中海發展股份有限公司
姚巧紅
公司秘書

中國上海，二零零七年二月二日

於本通告刊登日期，本公司的董事會是由執行董事李紹德先生、林建清先生、王大雄先生、張國發先生、茅士家先生、王琨和先生，非執行董事姚作芝先生，以及獨立非執行董事馬澤先生、謝榮先生、胡鴻高先生及周佑群先生所組成。

END